FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 17, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Items

1.	Press release dated October 17, 2005
2.	Press release dated October 17, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 17, 2005	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
October 17, 2005

MILLICOM LAUNCHES OPERATION IN CHAD

New York, Stockholm and Luxembourg – October 17, 2005 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC) today announces the launch of GSM services in Chad under the Tigo brand.

Millicom was awarded a 10 year license to operate a GSM 900 wireless telephony network in Chad in November 2004. Services have today been launched in the capital city of N’Djaména and will be rolled out to 6 other major cities in the coming weeks.

The network is the state-of-the-art GSM network and, from launch, services include GPRS, Edge, MMS and E Pin (Electronic top up).

Marc Beuls, President and Chief Executive Officer of Millicom said: “Chad has a fast growing population of 8.3 million people with almost 67% of the population below the age of 25 and mobile penetration of less than 2%. We are already seeing strong demand for our price-leading and innovative Tigo branded services and are confident that our proven low cost, mass market distribution model will enable us to grow rapidly in this young market.”

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 391 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:
Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com

Item 2

2005 THIRD QUARTER RESULTS CONFERENCE CALL

MONDAY, 24 OCTOBER 2005
9 AM (ET) / 2 PM (UK) / 3 PM (CET)

Host: Marc Beuls – President and Chief Executive Officer

Millicom International Cellular S.A. will announce its financial results for the third quarter, 2005 on Monday, 24th October.

The company will host a conference call for the global financial community at
9 AM (ET) / 2 PM (UK) / 3 PM (CET).

The conference call will be webcast in listen-only mode on Millicom’s website at www.millicom.com.

To participate in the conference call, please register at:

www.sharedvalue.net/millicom/q305

The dial-in number to join the conference call will be available upon registration.

You may also register by filling out the information below and returning it by fax to Shared Value at +44 (0)20 7321 5020 or contact Shared Value at +44 (0)20 7321 5010 for further details.

NAME:

COMPANY:

FUNCTION:

SECTOR / COVERAGE:

PHONE:

FAX / E-MAIL:

☐  Yes, I will participate in the conference call.

☐  No, I will be unable to participate. Please keep my name on the Millicom mailing list.

☐  Please remove my name from the Millicom mailing list.

☐  Please add my colleague’s email and name ____________________________ to the Millicom mailing list.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 391 million people.